April 22, 2005



Mail-Stop 0408
Via facsimile and U.S. Mail (202) 362-2902

Mr. Edward J. Geletka
President and Chief Executive Officer
Colonial Bankshares, Inc.
85 West Broad Street
Bridgeton, New Jersey 08302

	Re:  Colonial Bankshares, Inc.
                     Form SB-2 filed March 25, 2005
	         File No. 333-123583

Dear Mr. Geletka:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Primary Offering Prospectus
Cover Page
1. Revise the last sentence in the second paragraph to delete the reference to "Modify" or clarify that the option is the subscribers.

2. Confirm that the "Risk Factor" cross-reference will be presented in bold type on the Prospectus.

After-Market Performance Information - page 8
3. Revise to add the closing date for all the transactions listed on
page 9.
4. Noting your statement on page 2 under "Colonial Bankshares,
MHC"
that as long as the entity exists it will own the majority of the voting stock, reconcile that with the disclosures on page 11 that 46%
will be sold to investors, and approximately 7% will be used for benefit plans. If the answer is that to prevent sales and awards of
50%, the Company will buy shares in the open market to fund the award plans, so indicate.

How We Intend to Use the Proceeds We Raise in the Offering - page
17
5. Revise the narrative below the 3 bullets to parenthetically disclose the costs of the main office and branch being considered for the use of the proceeds. In addition, on page 78 under "Properties" add similar disclosures and also disclose the amounts already expended and the anticipated opening dates.

Risk Factors
6. Revise the first risk on page 20 to quantify the increase anticipated in these activities. For example, do you plan to double the originations in dollar terms; are there plans to add commercial loan officers, etc.?

Exhibit 5 (Legal Opinion)
7. Revise to indicate which body of law you are opining upon.
8. Revise to indicate 2,550,070 shares of Common Stock are being opined upon.

Exhibit 8 (Tax Opinion)
9. Revise to delete the last sentence in the third paragraph, or refile the opinion just before requesting effectiveness.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions may be directed to Michael Clampitt at (202)
942-
1772 or to me at (202) 942-1779.

						Sincerely,


						Barry McCarty
						Senior Counsel


CC: 	Via Facsimile: (202) 362-2902
	Ned Quint, Esq.
	Luse Gorman Pomerenk & Schick, PC
	5335 Wisconsin Avenue, NW, Suite 400
	Washington, DC 20015

Colonial Bankshares, Inc.
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